UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OF 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

CONCHA Y TORO WINERY INC.

(Translation of registrant’s name into English)

CASILLA 213
AVDA. NUEVA TAJAMAR 481,
TORRE NORTE, PISO 15
SANTIAGO, CHILE

(Address of principal executive offices)

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ☐  No ☒

EXHIBITS

Exhibit 99.1      Press release dated October 14, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIÑA CONCHA Y TORO S.A.

By:	/s/ OSVALDO SOLAR V.
Name : Osvaldo Solar V.
Title : Gerente de Administracion y Finanzas / Administration and Finance Manager (Chief Financial Officer)

Date: October 14, 2010